UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of ANA IMEP S.A., a Romanian Appliance Motor Manufacturer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on June 1, 2016, in Kyoto, Japan

Nidec Completes Acquisition of ANA IMEP S.A.,

a Romanian Appliance Motor Manufacturer

Nidec Corporation (OTC:NJDCY) (TSE:6594) (the “Company” or “Nidec”) today announced that it has acquired approximately 94.8% of the shares of ANA IMEP S.A. (“IMEP”), a Romanian washing and drying machine motors manufacturer from its major shareholder on May 31, 2016, local time (the “Transaction”) to strengthen the appliance business of Nidec’s subsidiary, Nidec Sole Motor Corporation S.R.L. As a result of the Transaction, IMEP became a consolidated subsidiary of Nidec, as outlined below:

1.

   Outline of New Subsidiary

(1)	Company Name:	Nidec Motor Corporation Romania
(2)	Headquarters:	Pitesti, Romania (Land area: 155k sq m, Building area: 45k sq m)
(3)	Foundation:	1967
(4)	Directors:
	Director and Chairman: Director: Director:	Valter Taranzano (Nidec Sole Motor Corporation S.R.L., CEO) Katia Drusian (Nidec Sole Motor Corporation S.R.L., CFO) Alberto Gentile (Nidec Sole Motor Corporation S.R.L., Vice President)
(5)	Principal Business:	Development, manufacturing and sales of washing machine and drying machine motors
(6)	Employees:	288 (as of December 31, 2015)
(7)	Subsidiary:	Nidec Service & Components Romania (Manufacturing and sales of molds for automobile components and plastic cases)
(8)	Sales	€14.8 million (Fiscal year ended December 31, 2015)

2.

　　Purpose of the Transaction and Future Operation Policy

Nidec is actively moving forward with the development of new growth platforms with particular emphasis on automotive, appliance, commercial and industrial motors and solutions.

Through the Transaction, the Company not only expects to enhance the competitiveness of its appliance motor business in the European market but also intends to build up a major manufacturing base in Romania for its Appliance, Commercial and Industrial Motors business (“ACIM”).

With the expansion of ACIM globally, it is essential to expand its production capacity in Europe, especially in a cost-efficient country. The location of Nidec Motor Corporation Romania is suitable as a manufacturing base, because Romania is a cost-efficient country with qualified labor force. The Company intends to utilize Nidec Motor Corporation Romania’s sizable premises and facilities, including a manufacturing factory for the appliance business, and newly make investments and enhance its production capacity for the commercial and industrial business as well so that the Company can establish an optimal production structure globally.

Furthermore, in the future, the Company intends to build up Nidec Motor Corporation Romania as its production base as well as an engineering center and a shared-service center of ACIM.

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2017. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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